March 13, 2009
Via Fax 202.772.9218 (Page 1 of 2 Pages)
(Original Via Federal Express)

Ms. Kate Tillan (Mail Stop 3030)

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Energy Conversion Devices, Inc. (ECD)
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 28, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
Your File No. 1-08403

Dear Ms. Tillan:

This letter is in response to your March 3, 2009 letter. The information set forth below is numbered to correspond to the paragraphs of your letter.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note B - Investments, page 11

1.         We see that in October 2008, you agreed to an offer from UBS AG to sell at par value, at anytime from June 30, 2010 through July 2, 1012, the auction rate securities (ARCs) purchased from UBS. Please tell us and revise future filings to disclose the amount or percentage of ARCs that are covered under this agreement.

Response:All of our ARCs, with a fair value of $28,760 at December 31, 2008 and a par value of $34,300, are covered under the agreement with UBS.

We confirm that we will, in future filings, include disclosures concerning the amount of ARCs covered under the agreement with UBS.

2.     We note that the agreement with UBS also grants them the right to purchase your ARCs at par value at anytime without notice and, therefore, you have reclassified the ARCs as “trading securities” in accordance with SFAS No. 115. Please tell us and revise future filings to quantify the amount of securities that are recorded as trading and discuss where the previously unrealized loss of $5,551 has been recorded in your statement of operations.

Response: At December 31, 2008, our entire portfolio of ARCs, with a fair value of $28,760 and a par value of $34,300, has been recorded as trading securities in accordance with SFAS No. 115. The previously unrealized loss of $5,551 is recorded, along with other non-operating items, in “Other Nonoperating (Expense) Income” of $(77) and $(1,002) in our Consolidated Statement of Operations for the three and six month periods ended December 31, 2008, respectively.

Energy Conversion Devices, Inc.

2956 Waterview Drive	Rochester Hills	Michigan 48309	T. 248.293.0440	F. 248.844.1214	www.ovonic.com

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

March 13, 2009 – Page 2

We confirm that we will, in future filings, include disclosures quantifying the amount of securities recorded as trading securities and discuss where the previously unrealized loss has been recorded in the statement of operations.

* * * * *

If you have any additional questions or comments, please contact me at (248) 299-6057.

Sincerely,

/s/ Harry Zike
Harry Zike
Vice President and Chief Financial Officer

cc:	Mark Morelli